09059958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariner Financial Group, dba Mariner Investment Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Freeway, Suite 400
(No. and Street)

Houston, TX 77024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Moore, 713-920-9431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reimer, McGuinness and Associates, P.C.
(Name – *if individual, state last, first, middle name*)

6610 Malibu Dr., Houston, TX 77092
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

MAR 09 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financial Group, dba Mariner Investment Group, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA M. CATES
Notary Public, State of Texas
My Commission Expires
March 09, 2011

Signature

Pres
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARINER FINANCIAL GROUP, INC.

dba Mariner Investment Group

AUDITED FINANICAL STATEMENTS

DECEMBER 31, 2008

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CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SCHEDULES	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Exemption Claimed from the Provision of Rule 15c3-3 of the Securities and Exchange Commission	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12

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Reimer, McGuinness & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Mariner Financial Group, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Mariner Financial Group, Inc., dba Mariner Investment Group (the "Company") as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc., dba Mariner Investment Group as of December 31, 2008, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 6, the Company has a pending legal investigation. The results of this investigation as discussed in Note 6 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The 2008 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Houston, Texas
February 18, 2009

Reimer, McGuinness & Associates, P.C.

6610 Malibu Drive · Houston, Texas 77092 · 713.590.3000 · Fax 713.590.3020 · www.rma-cpa.com

Mariner Financial Group, Inc
dba Mariner Investment Group
Statement of Financial Condition
December 31, 2008

Assets	
Cash and Cash Equivalents	$ 148,637
Restricted Cash	25,000
Marketable Securities	51,263
Commissions Receivable	653
Employee Advances	9,550
Furniture and Equipment, net	7,827
Total Assets	$ 242,930
Liabilities	
Accounts Payable	$ 26,123
Commissions Payable	1,057
Other Payables	1,196
Total Liabilities	28,376
Stockholders' Equity	
Preferred Stock, Series A, No. Par Value; 10,000 Shares Authorized 200 Shares Issued and Outstanding	5,000
Common Stock, No Par Value, 1,000,000 Shares Authoirized 10,000 Shares Issued and Outstanding	7,200
Retained Earnings	202,354
Total Stockholders' Equity	214,554
Total Liabilities and Stockholders' Equity	$ 242,930

See Independent Auditors' Report and Notes to Financial Statements.

Mariner Financial Group, Inc
dba Mariner Investment Group
Statement of Operations
For Year Ended December 31, 2008

Revenues	
Commissions	$ 333,101
Interest Income	64,432
Unrealized Losses	(64,557)
Total Revenues	332,976
Operating Expenses	
Commissions	220,813
General and Administrative	124,167
Total Operating Expenses	344,980
Net Loss	$ (12,004)

See Independent Auditors' Report and Notes to Financial Statements.

Statement of Changes in Stockholders' Equity
For Year Ended December 31, 2008

	Preferred Stock	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, Beginning of the Year	$ 5,000	$ 7,200	$ 214,358	$ 226,558
Net Loss	-	-	(12,004)	(12,004)
Dividends			-	-
Balance, End of Year	$ 5,000	$ 7,200	$ 202,354	$ 214,554

See Independent Auditors' Report and Notes to Financial Statements.

Statement of Cash Flows
For Year Ended December 31, 2008

Cash flows from operating activities		
Net Loss	$	(12,004)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		8,061
Decrease (increase) in commissions receivable		58,127
Decrease (increase) in employee advances		27,647
Increase (decrease) in commissions payable		(57,469)
Increase (decrease) in other payables		309
Increase (decrease) in accounts payable		26,123
Net cash provided by operating activities		50,794
Cash flows from investing activities		
Transfers to cash account		62,922
Unrealized gains/losses		64,557
Transfers from cash account		(60,000)
Net cash provided by investing activities		67,479
Net increase (decrease) in cash		118,273
Cash and cash equivalents, beginning of year		55,364
Cash and cash equivalents, end of year	$	173,637

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mariner Financial Group, Inc. (the "Company") is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Company was registered as a Corporation in 1994. Substantially all of the Company's customers are located in Texas. The Company is a member of the Financial Industry Regulatory Authority. (the "FINRA").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

All trades are cleared through an independent clearing firm. As such, the Company does not hold or deliver securities or funds for any of its customers. The Company recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment (continued)

At December 31, 2008, property and equipment consists of the following:

Office Furniture and Computer Equipment	$ 15,934
Vehicle	31,500
	47,434
Less: Accumulated Depreciation	(39,607)
Property and Equipment, Net	$ 7,827

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized based on the differences between the financial statements and income tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The provision for income tax represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

The Company's receivables were due from commissions earned from the trade of securities and consulting services. Although the Company is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2008. For the year ended December 31, 2008, four customers accounted for 39% of revenues.

NOTE 3 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Company is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Company's net capital exceeded the required net capital by $192,854 at December 31, 2008. The Company's net capital ratio was .15 to 1 at December 31, 2008.

NOTE 4 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the periods consist of the following:

	Type	Value	Cost
HTE	Securities	$ 43,850	$ 145,000
NASDAQ	Securities	7,413	14,847
	Total	$ 51,263	$ 159,847

NOTE 5 – PREFERRED STOCK

The Company has authorized 1,000,000 shares of preferred stock of which 10,000 shares have been designated as non voting Series A Preferred shares. Preferred stockholders of this series are entitled to receive dividends at a rate of .0025 percent of the company's net income from investment banking per share payable at the Board of Director's discretion. These dividends are non-cumulative. These shares have no preference upon liquidation or dissolution.

The Board of Directors has the authority to prescribe the rights, provision, and preferences of future series of preferred stock.

NOTE 6 – GOING CONCERN

There is an ongoing FINRA and Texas State Securities Board investigation relating to a former employee. The results of this investigation could result in possible discontinuance of operations. Management has taken all appropriate actions to correct any lack of oversight on behalf of the Company. Management believes that the outcome of the investigation will be an unfavorable one, but will not result in the discontinuance of operations.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 Of the Securities and Exchange Commission December 31, 2008

Computation of Net Capital:		
Total Stockholders' Equity	$	214,554
Non Allowable (Employee Advances, Related Party Receivable and Fixed Assets)		(16,970)
Net capital	$	197,584
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$	28,376
Total aggregate indebtedness		28,376
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		1,892
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		192,584
RATIO:		
Aggregate Indebtedness to Net Capital		0.15
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2008)		
Net capital, reported in Company's Part II (unaudited) Focus Report		183,254
Options		6,578
Securities		7,752
Net capital per above	$	197,584

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

At December 31, 2008, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
Mariner Financial Group, Inc.
Houston, TX

In planning and performing our audit of the financial statements and supplemental schedules of Mariner Financial Group, Inc., dba Mariner Investment Group (the "Company") for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

6610 Malibu Drive · Houston, Texas 77092 · 713.590.3000 · Fax 713.590.3020 · www.rma-cpa.com

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose describes in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Mariner Financial Group, Inc., dba Mariner Investment Group for the year ended December 31, 2008 and this report does not affect our report thereon dated February 18, 2009. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGinness & Associates, P.C.

Houston, TX
February 18, 2009